Filed by Entercom Communications Corp.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Companies: Entercom Communications Corp. and CBS Radio Inc.

Date: February 2, 2017

This filing relates to a proposed business combination involving

Entercom Communications Corp. and CBS Radio Inc.

(Subject Company Commission File No.: 001-14461)

From: David Field

Sent: Thursday, February 02, 2017 7:03 AM

To: ENTERCOM USERS <ENTERCOMUSERS@entercom.com>

Subject: Major Announcement – Entercom and CBS Radio!

I am writing to share some very exciting and game-changing good news. This morning, we are announcing that Entercom will be merging with CBS Radio. I have attached a copy of the press release and fact sheet.

This merger is truly transformational. The new company will have a preeminent Radio platform of 244 stations in 47 top markets, including 23 of the country’s top 25 markets, plus robust digital and events platforms. We will have the country’s leading local sports platform – home to over 45 pro teams – the leading news and talk radio platform, and an extraordinary music and entertainment platform. We will be the leading creator of live, original, local audio content with a stellar lineup of iconic, local brands and popular local personalities. And we will have roughly $1.7 billion in sales and approximately 1,400 salespeople across the country.

We believe these two organizations are a perfect strategic and cultural fit. We share proud histories, winning, high-performance cultures, a passion for outstanding local brands and personalities, and an emphasis on outstanding public service. The combined company will be a best-in-class organization with a strong platform, excellent national and local sales capabilities and a terrific team of talented broadcasters.

And unlike some other high-profile acquisitions in the industry’s past, we are not leveraging the company to make this deal. We will have a strong balance sheet that will enable us to continue to grow, weather future storms, and pay an attractive dividend to shareholders. We will also have the financial strength to continue to invest and innovate to accelerate our future growth and provide our employees with new and exciting opportunities to develop and advance their careers as part of a larger, stronger organization.

This transformational combination will give us the scale to compete more effectively with other media for a larger share of advertiser dollars by bringing new customers to Radio. We will be positioned to capitalize on Radio’s strength as America’s #1 reach medium, offering outstanding ROI and local activation.

After the transaction closes, I will have the honor to serve as the Chairman and CEO of the combined company. Entercom will remain listed on the New York Stock Exchange under the symbol “ETM.” The company will be headquartered in Philadelphia, with a significant ongoing presence in New York.

CBS Radio is an outstanding company with an extraordinary history. They have set a standard of excellence in broadcasting, journalism and public service for many years. It will be a true privilege to be joining forces with them as we build. I hope each of you shares a sense of great pride in what we have accomplished and where we are headed. The opportunities in front of us are tremendous and there will be exciting new career opportunities for our top performers. As a much bigger company, we will be looking for leaders from both companies to step up and drive us forward.

We expect the transaction to close in the second half of 2017, subject to various approvals and closing conditions. Given the limited geographic overlap in our markets, we believe we will only need to divest approximately 15 stations in Boston, Los Angeles, San Francisco, Sacramento and Seattle to meet regulatory requirements.

The transaction is subject to customary closing conditions, regulatory approval, and Entercom shareholder vote. Until the transaction closes, Entercom and CBS Radio will continue to operate as independent companies. Once we close, we will be one united family, but until then it is business as usual and we ask that you stay focused on delivering great content to our listeners and providing the best media and marketing solutions to our advertisers. We have a lot of work ahead of us to complete this process, and we are committed to communicating with you in an open and timely manner.

This is a true merger and we will be entirely blind to whether somebody currently works at Entercom or CBS Radio as we make decisions going forward. We will make all decisions strictly on merit. And the senior leadership roles in the company will go to members of both the CBS and Entercom teams. We look forward to bringing together the best and the brightest in the industry as we integrate our businesses.

We will be hosting a conference call today at 11:00 am ET to discuss the announcement with all of you. To access the call, please dial 888-566-6310 and provide passcode 2945117.

You should also feel free to speak with your manager to discuss any additional questions you may have. If you receive any inquiries from the media or third parties, please direct them to Esther-Mireya Tejeda at 610-822-0861 or Esther-Mireya.Tejeda@entercom.com.

I want to salute our outstanding deal team led by Steve Fisher, Andrew Sutor and Pat Cunnane and the rest of our legal and financial teams for their extraordinary work in getting this done. They worked tirelessly and with extraordinary skill to make this complicated transaction happen. They are truly the best at what they do and did their usual stellar work on this merger.

And on a final note, I would like to say a few words about our Founder, Joe Field. Joe recently turned 85 and we had the great privilege of celebrating his birthday at our recent GM meetings in Philadelphia. As we reflect on today’s news, it is important to recognize that none of this would have been possible without Joe. When Joe first had his vision about the great future of Radio, he barely had two nickels to rub together. It was just a dream. With unshakable grit, determination, resolve and intelligence, Joe navigated the company forward through the perils of those early years and overcame incredible odds to enable Entercom to survive. The rest, as they say, is history. As I reflect on the company’s humble beginnings 49 years ago, I could not be happier for him and for all of us.

This deal positions Entercom beautifully for the future. Simply put, it will be great for listeners, customers, shareholders, our communities, the industry, and most importantly, our team.

I can hardly wait to get started.

All my best,

David

# # #

Important Information for Investors and Securityholders

Forward-Looking Statements

This communication contains “forward-looking statements.” All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate.

Factors that could cause actual results to differ materially from those in the forward-looking statements include, among others, failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks associated with tax liabilities, or changes in U.S. federal tax laws or interpretations to which they are subject; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including advertiser clients, employees and competitors; a decline in advertising revenue and the seasonality of advertising revenue; intense competition in the broadcast radio and media distribution industries; impact on advertising rates and revenues due to technological changes and failure to timely or appropriately respond to such changes; ability to attract new and retain existing advertiser clients in the manner anticipated; increases in or new royalties; high fixed costs; ability to hire and retain key personnel; failure to protect our intellectual property; availability of sources of funding on favorable terms or at all; changes in legislation or governmental regulations affecting the companies; economic, social or political conditions that could adversely affect the companies or their advertiser clients; conditions in the credit markets; and risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings.

All of our forward-looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the U.S. Securities and Exchange Commission (the “SEC”) by Entercom Communications Corp. (“Entercom”) and CBS Corporation (“CBS”) (to the extent they relate to CBS Radio Inc. and its relevant subsidiaries (“CBS Radio”)). We wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information

Important Additional Information Will be Filed with the SEC

Entercom will file with the SEC a registration statement on Form S-4, which will include the proxy statement of Entercom that will also constitute a prospectus of Entercom (the “proxy statement/prospectus”), CBS will file with the SEC a Schedule TO with respect to the proposed exchange offer and CBS Radio will file with the SEC a registration statement on Form S-1, Form S-4 and/or Form 10 that will include a prospectus of CBS Radio (together with the proxy statement/prospectus and the Schedule TO, the “Disclosure Documents”). INVESTORS AND SHAREHOLDERS ARE URGED TO CAREFULLY READ THE DISCLOSURE DOCUMENTS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENTERCOM, CBS, CBS RADIO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Disclosure Documents and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Disclosure Documents and other documents filed with the SEC on Entercom’s website at www.entercom.com (for documents filed with the SEC by Entercom) or on CBS’s website at www.cbs.com (for documents filed with the SEC by CBS).

Participants in the Solicitation

Entercom, CBS, CBS Radio and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Entercom in respect of the proposed transactions contemplated by the definitive proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Entercom in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus filed with the SEC. Information regarding Entercom’s and CBS’s directors and executive officers is contained in Entercom’s and CBS’s respective Annual Reports on Form 10-K for the year ended December 31, 2015, and their Proxy Statements on Schedule 14A, filed on March 18, 2016 and April 15, 2016, respectively, which have been filed with the SEC and can be obtained free of charge from the sources indicated above.